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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  April 30, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X                                        Form 40-F _____


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____


         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)



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AVS:  277433



COMPANY ANNOUNCEMENT OFFICE


Please Contact:

Ron Forbes
        UK - 01635 32646
        Vice President, International Finance
Stuart McGill
        UK - 01635 32646
        International Business Manager Year 2000
Les Thomas
        UK - 01202 304410
        Managing Director, Millennium


MICRO FOCUS GROUP PLC ("MICRO FOCUS")
ACQUIRES MILLENNIUM (UK) LIMITED A YEAR 2000 CONSULTING COMPANY
-------------------------------------------------------------------------------

30 April 1997 - Further to the announcement made on 26 March 1997, Micro Focus has now completed the acquisition of Millennium (UK) Limited for a total consideration of GBP 4 million (US$ 6.5 million). The consideration has been satisfied by a cash payment of GBP 2 million (US$ 3.25 million) and the issue to the vendors of 149,142 new Ordinary shares of 10p each in Micro Focus ("shares").

Each of the vendors has undertaken not to dispose of more than one third of the shares in the twelve months following completion and not to dispose of more than two thirds in aggregate of such shares in the 2 years following completion without the consent of Micro Focus.

Application has been made to the London Stock Exchange Limited for the shares to be admitted to the Official List. These shares will rank pari passu with the existing issued Ordinary shares. It is expected that permission to admit the new shares will be granted on Wednesday, 30 April 1997 and that dealings will commence on Thursday, 1 May 1997.

Micro Focus provides tools and technology for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow applications developers to manage and extend their enterprise applications for: Distributed Computing - developing and deploying production systems in distributed environments; Legacy Solutions - moving application development and maintenance off the mainframe; and Year 2000 assessment and implementation - providing solutions for re-engineering systems to handle the millennium date change.

Micro Focus is located in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN - telephone 01635 32646 and in the US at 2465 East Bayshore Road, Palo Alto, California 94303 - telephone 415-856-4161. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.



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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Micro Focus Group Public Limited Company
                                                      (Registrant)


Date: April 30, 1997                    By: /s/ Loren E. Hillberg
                                            ---------------------
                                            Loren E. Hillberg
                                            Vice President and General Counsel